Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104


August 16, 2006

VIA EDGAR & Fascimile (202 772-9217)
Jim B. Rosenberg
Senior Assistant Chief Accountant
United Stated Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  AXA Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 17, 2006
File No. 001-11166

Dear Mr. Rosenberg:

We received your comment letter dated August 3, 2006 concerning AXA Financial, Inc.'s Form 10-K for the year ended December 31, 2005 filed on March 17, 2006.

It is our intention to comply with the comments concerning the Contractual Obligations table included in your letter beginning with AXA Financial, Inc.'s Form 10-K for the year ending December 31, 2006. As we advised Ms. Ebolya
Ignat, Staff Accountant, during our telephone conversation today, we have initiated a process to define and implement specific procedures for developing the information required to prepare the revised Contractual Obligations table in the format we plan to include in AXA Financial's 2006 Form 10-K. This revised Contractual Obligation table will include a line item for expected payments associated with future policyholder benefits and a detailed footnote explaining the underlying bases and assumptions to be used to determine the related cash outflows.

As discussed with Ms. Ignat, in response to your comment letter, we plan to insert xx's as placeholders for the amounts related to estimated payments associated with our future policy benefits in a revised 2005 table, rather than preparing and providing a revised 2005 table with actual 2005 policyholder benefit amounts. We plan to utilize this approach for several reasons, but principally due to the hardship we would incur in expending significant efforts producing such 2005 policyholder benefit information on a timely basis with limited availability of resources.

Further, in order to provide our actuarial and controllers staffs with sufficient time to develop the specific approach and procedures necessary to respond to your request, we plan to submit the revised 2005 Contractual Obligations table and related footnote, as discussed above, to you by September 15, 2006. Based on our conversation with Ms. Ignat, it is our understanding that this is an acceptable timeframe for our response.

If you have any questions, please call me at (212) 314-4094.

Sincerely,

/s/ Alvin H. Fenichel

Alvin H. Fenichel
Senior Vice President and Controller
AXA Financial, Inc.


cc:  Stuart Faust
     Senior Vice President and Deputy General Counsel